Exhibit 99.1

2018-09-18

PRESS RELEASE

Update regarding the Market Authorization Application of Apealea in the European Union

Uppsala, Sweden, September 18, 2018 – With reference to yesterday’s communicated agenda for this week’s meeting by the Committee for Medicinal Products for Human Use (CHMP), the European Medicines Agency (EMA) has informed Oasmia Pharmaceutical that no oral explanation will be held today. There were no questions to be addressed at an oral explanation.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 (0)18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB (NASDAQ: OASM) develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.50 CET on September 18, 2018.